[El Pollo Loco Letterhead]

CORRESP

June 9, 2009

Mr. David R. Humphrey
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	EPL Intermediate, Inc. Form 10-K for the year ended December 31, 2008 File No. 333-115644

Dear Mr. Humphrey:

EPL Intermediate, Inc. and its wholly owned subsidiary El Pollo Loco, Inc. (collectively, the “Company”, “we”, ‘us” and “our”) has received the comment letter, dated May 27, 2009, to the above referenced Form 10-K for the year ended December 31, 2008.  Set forth below are responses to the comments of the staff of the Securities and Exchange Commission in its letter with respect to the Form 10-K. For your convenience, we have included the entire comments from the May 27, 2009 comment letter.

Form 10-K for the Year Ended December 31, 2008

Comment 1:

Your presentation of restaurant level cash flow on page 22 does not appear to be consistent with the requirements of Item 10(e)(1)(ii) of Regulation S-K.  Please remove this measure from your filed documents in the future.  Alternatively, for each individual adjustment that you propose to present, please provide us with supplemental support for your apparent conclusion that the resulting non-GAAP financial performance measure will be useful to the reader.  Please consider the guidance set forth in the answers to Questions 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures issued June 13, 2003 in preparing a written response.  We may have further comments upon review of your submission.

Response:

Since the Company’s business relates to the operation of restaurants, we believe it is important for the reader to see how the Company’s restaurants perform from a cash flow perspective.  Accordingly, we use and disclose a non-GAAP measure of restaurant level cash flow that excludes expenses and other items that are not directly associated with operations at the restaurant level as well as non-cash items such as depreciation. This supplemental information shows the reader what the cash flow is at the restaurant level without the impact of the following items:

-
Provision (benefit) for income taxes:  This is excluded so that the reader can see the results of the Company’s operations on a pre-tax basis.  In addition, the majority of the provision (benefit) for income taxes is non-cash as can be derived from comparing our Supplemental Disclosure of Cash Flow information to our Consolidated Statements of Operations located on page F-7 and F-4, respectively, of our Form 10-K.

-
Interest expense, net:  This is excluded so that the reader can see the results of the Company without the impact of interest expense since due to the fungible nature of cash, some of this interest expense is related to items such as corporate initiatives.

-	Other expense: This is excluded as this expense related to an interest rate swap agreement that is not directly associated with our restaurant operations.
-
Goodwill and domestic trademarks impairment:  This is excluded as this expense is due to FASB Statement No. 142, Goodwill and Other Intangible Assets is a non-cash charge and is not directly associated with operating a restaurant.

-	Other income: This is excluded as this is the net gain from buying back some of our bonds which is not directly associated with operating a restaurant.
-	Depreciation and amortization: This is excluded as non-cash expense.
-
General and administrative expense:  This is excluded as these expenses are from corporate and administrative functions that support existing operations and provide the infrastructure to facilitate our growth.

-
Franchise expense:  This is excluded as this expense relates to our franchising activities and is primarily comprised of the rent expense we pay to landlords associated with leases under restaurants we are subleasing to franchisees.

-	Franchise revenue: Excluded as this revenue, which is generated from royalties, initial franchise fees, help desk revenue and franchise rental income is not revenue derived from restaurant operations.

The table on page 22 of our Form 10-K shows a detailed reconciliation from GAAP net income (loss) to restaurant level cash flow so that the reader can see what the adjustments were to made to arrive at restaurant level cash flow.  In addition, please refer to our disclosure under the heading “Non-GAAP Financial Measures” on page 1 of the Form 10-K which is cross-referenced on page 22 of the Form 10-K.  This disclosure sets forth additional information about our use of restaurant-level cash flow and its limitations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 23

Comment 2:

We note that you have recorded an impairment charge on goodwill and other intangible assets based on several factors, including an independent appraisal of such assets.  The language of your disclosure citing such basis qualifies the independent appraiser as an “expert” under Item 601 of Regulation S-K.  As such, please confirm to us that you are aware that should these financial statements be explicitly included or incorporated by reference into any registration statement, you are required to name the independent appraiser and to file their consent as an exhibit.  Alternatively, you can remove the language in future filings.  Similar consideration should be given to analogous disclosure throughout your filing, such as those presented on pages 25 and 27.

Response:

We will remove the language related to independent valuation in future filings.  We will also remove this language on pages 25 and 27 in future filings.

Comment 3:

Please revise your disclosure here and related to your impairment of long lived assets to indicate whether you consider each restaurant a reporting unit for purposes of the analysis.  In addition, please tell us how your determination complies with paragraphs 30 and 31 of SFAS 142.

Response:

In future filings we will modify this wording to disclose that for purposes of SFAS 142, we test for goodwill impairment as a single reporting unit.  We believe this is the correct approach per the accounting literature. As stated in EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 (EITF D-101), Paragraph 30 of Statement 142 includes the following guidance for determining reporting units: “A reporting unit is an operating segment or one level below an operating segment (referred to as a component)…However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics…”  Additionally, EITF D-101 indicates that “determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances” and that “evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances”.  The assessment of whether components are economically similar “should be more qualitative than quantitative”.

EITF D-101 further indicates that, “The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination.  However, the Board did not intend that every factor must be met in order for two components to be economically similar.  In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131.”

The Company considered the relevant characteristics discussed in paragraph 17 of SFAS 131 and EITF D-101 as follow:

•	Nature of products and services:
•	Nature of the production process:
•	Type or class of customer:
•	Method used to distribute products and provide services:
•	Manner in which an entity operates its business:
•	Extent to which the components share assets and other resources:
•	Benefit to components of common research & development:

The Company concluded that all of the restaurants of the Company have similar economic characteristics as each Company restaurant operates in a standard manner, has the same products and serves a similar class of customers and, therefore, were deemed to be a single reporting unit.

Results of Operations

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 26, 2007, page 27

Comment 4:

Please tell us in your response how you earn and record help desk revenue.  Include in your response how the service is negotiated with each franchisee, the standard terms of such service, and whether such service is part of the initial agreement.

Response:

We require most of our franchisees (except for California franchisees where it is optional) to use a particular computer system in their stores. These franchisees must enter into our IT support services agreement where we provide services such as help desk support for any hardware or software issues they may have. The Company’s initial franchise fee of $40,000 does not cover IT support. The IT support services agreement is an annual contract and states the fees that are due monthly for each franchised restaurant. For 2008, the total revenue related to our IT support services agreements was approximately $565,000.  The revenue is recorded to income each month as earned.

Comment 5:

In your first paragraph on page 27, you discuss the components and year over year changes in General and Administrative Expenses.  As part of this disclosure, you discuss the impact the $10.9 million settlement of the Mexican Litigation had on the income statement line item.  While the discussion of the amount and percent of the change in General and Administrative Expenses exclusive of this time may be appropriate, the presentation of the value of the GAAP measure exclusive of this item constitutes the presentation of a non-GAAP measure under Item 10(e) of Regulation S-X, and is not appropriate.  In future filings, please revise your disclosure to exclude such presentation.  Our comment applies to your presentation of general and administrative expense (exclusive of the settlement expense) as a percentage of revenue in your second paragraph as well.

Response:

In our future filings, we will revise our disclosure to exclude this presentation.

Financial Statements

Note 1.  Description of Business, page F-8

Comment 6:

Please discuss the consideration you have given to the disclosure requirements of Rule 5-04 (c) of Regulation S-X with respect to Schedule I.

Response:

We have determined that it would not be meaningful to the reader to provide separate financial statements of EPL Intermediate, Inc. As we disclose in Note 1 of Notes to Consolidated Financial Statements in our Form 10-K, the only material asset of EPL Intermediate is the stock of El Pollo Loco, Inc. and all of the operations are conducted by El Pollo Loco, Inc. EPL Intermediate acts as a holding company with no operating activities.

Note 13.  PIK Notes (2014), page F-17

Comment 7:

You state that no cash interest will accrue on these notes prior to November 15, 2009.  Instead, the principal value will increase at a rate of fourteen and one-half percent per annum.  When the PIK obligation is paid off, we assume that the amount of that increase will be classified as an operating charge in the cash flow statement.  That is, we assume that it will not be classified as a financing activity along with the repayment of principal.  Please confirm our assumption or advise.

Response:

We agree with your comment that per paragraph 23(d) of SFAS 95, when the PIK obligation is paid off, we will reflect this amount as an operating charge in the statement of cash flows.

Other

The Company hereby acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosures in the filing;
-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. Should you have any further questions, please feel free to contact me.

Sincerely,

Gary Campanaro
Chief Financial Officer
gcampanaro@elpolloloco.com
Business:  (714) 599-5000
Fax:  (714) 599-5666

Cc:	David R. Humphrey Amy Geddes Margery Reich